82-1556

ATNA
RESOURCES LTD.

02049577

02 AUG 20 AM 10:12

Atna to Begin Drilling Chañarcillo Silver Property

SUPPL

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

dlw 9/4

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.

ATNA
RESOURCES LTD.

Atna to Begin Drilling Chañarcillo Silver Property

Vancouver, B.C. (August 13, 2002) – Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has entered into an agreement with Apex Silver Mines Limited (AMEX: SIL) that grants Apex the option of earning a 70 percent interest in Atna's Chanarcillo silver mining property. Chanarcillo is an historic mining camp with over 100 million ounces of historic silver production. It is situated at an elevation of 1,100 meters, 14 kilometers east of the Pan American highway and 50 kilometers south of the city of Copiapo in Region III of northern Chile.

Atna and Apex plan to begin a 3,000-meter drill program in August. A majority of the holes will be drilled in the "Hilltop Breccia", a collapse-structure in the carbonate host rocks, which occurs over an area in excess of 700 meters by 400 meters. Surface geochemical sampling indicates widespread anomalous silver values as high as 210 grams per tonne silver, which is significant as extensive leaching has removed most silver from the surface within the district. The breccia is a prominent feature in the 1.5 kilometer by 2.0 kilometer mining camp and although a number of old shafts were used to extract high-grade silver from zones within the breccia, only minimal open pit mining was carried out. The collapse breccia represents a large, potentially bulk mineable target near surface and a high-grade underground target at depth.

Historical production at Chanarcillo was from numerous oxidized veins, chimneys and mantos, mostly above the water table. Cut-off grades in the deeper workings ranged between 3,000 and 5,000 grams per tonne, or 88 to 146 ounces per ton, silver. These mineralized structures are indicative of potential for the discovery of large size, carbonate replacement deposits. A number of holes will test for high-grade veins or vein stockwork zones as well as massive sulphide replacement deposits. Several holes will also be drilled to test pediment covered geophysical anomalies and structural targets elsewhere within the bounds of the old mining camp. Very little modern exploration has been carried out on the property, until now, because of complex land ownership.

In order to exercise its option to earn 70 percent, Apex must make payments totaling US$150,000 to Atna and provide $US1.3 million of exploration funding over the next 3 years. Atna will continue as the project manager until Apex vests its 70 percent interest in the project. Once vested, Apex will carry Atna's 30 percent share of expenditures and will pay Atna US$50,000 a year until a feasibility study is completed and a production decision is made. Once Apex obtains financing for its 70 percent share, Atna will have 60 days to reimburse Apex for its post production decision share of funding and to assume its share of the ongoing financing.

Atna Resources Ltd. ▲ Suite 1550, 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
Telephone: 604.684.2285 ▲ Facsimile: 604.684.8887 ▲ Toll Free: 1.800.789.ATNA ▲ e-mail: atna@atna.com ▲ www.atna.com

For more information, please contact:

ATNA RESOURCES LTD.
Michael Williams, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com

ATNA
RESOURCES LTD.